SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S / A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that, through Authorizing Resolution 6883, dated February 27, 2018 the National Electric Energy Agency ("ANEEL"), amended paragraphs 1 and 2 of article 3, and articles 4, 8 and 9 of Authorizing Resolution No. 4,244 of July 16, 2013, which deals with the unbundling of Amazonas Distribuidora de Energia S.A., through split and deliver of assets and liabilities of the generation and transmission activities for Amazonas Geração e Transmissão de Energia S.A., as follows:

1.   The consent to the segregation of activities of Amazonas Distribuidora de Energia SA ("Amazonas Energia") by contribution of the assets associated with the activities of generation and transmission of electricity to the capital of Amazonas Geração e Transmissão de Energia S.A. ("Amazonas GT") , as well as the transfer of grants of the Balbina Power Plant and the Aparecida, Mauá, Cidade Nova, Flores, São José and Electron thermal power plants, came to have the final date for implementation of the operation on April 30, 2018.

2.   The concessionaires and the parent company shall have a period of 30 (thirty) days, from the date of implementation of the segregation, to send to the Superintendency of Economic and Financial Supervision of ANEEL, the documents proving the formalization of the transactions referred to in the caput Authorization Resolution No. 4,244.

3.   Amazonas Energia and Amazonas GT shall submit to Aneel, within 30 (thirty) days, from the date of implementation of the segregation, the corporate diagram of the company's economic group.

4.   The Term of Dation in Payment of the shares of Amazonas GT, of Amazonas Energia, to be agreed with Eletrobras, shall be approved for the settlement of debts of the distribution company with Eletrobras.

5.   The Addendum to the Concession Agreement for Generation of Electric Energy No. 001/2010 shall be approved and signed by Amazonas GT and Eletrobras within a period of up to 60 (sixty) days from the date on which the Superintendence of Economic and Financial Supervision ("SFF") understands the obligations established in paragraphs 1, 2 and 3 of art. 3 of the referred Resolution.

6.   As a result of the unbundling, Amazonas Energia and Amazonas GT must enter into contracts for the purchase and sale of energy and/or add existing contracts in order to preserve the current level of contracting of Amazonas Distribuidora de Energia S.A. and submit them for approval of ANEEL.

MARKET ANNOUNCEMENT

In addition, the members of Amazonas GT, Amazonas Energia and Eletrobras decided, on March 1, 2018, for the unbundling of Amazonas Energia, which is conditional on the finalization of the negotiation of the gas contract.

The measure is contained in article 3 and paragraph 4 of Resolution 20 of the Council of the Program of Investment Partnerships of the Presidency of the Republic of November 8, 2017.

The Company will keep the market informed about the subject matter of this Market Announcement.

Rio de Janeiro, March 02, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.